上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2004 DEC -9 A 11: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/SEC/04

7th December 2004

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04046882

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 6th December 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in accordance with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Fax: 2585 0800)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post

Publication Date : 7th December 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of its announcement.

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0363)

Announcement

The Board announces that all the Conditions to the Acquisition Agreement in respect of the acquisition of approximately 56.63% interest in SI United by Shanghai Industrial YKB have been fulfilled. SI United is a company listed on the A Shares Market of the Shanghai Stock Exchange and its stock code is 600607.

Reference is made to the announcement dated 21st May 2003 and the circular to the Shareholders dated 9th June 2003 (the "Circular"). Terms used herein, unless otherwise defined, have the same meanings as in the Circular.

The board of directors (the "Board") of Shanghai Industrial Holdings Limited (the "Company") announces that with regard to the Acquisition Agreement for the acquisition of approximately 56.63% interest in Shanghai Industrial United Holdings Co., Ltd. ("SI United") by Shanghai Industrial YKB Limited ("Shanghai Industrial YKB"), approvals were received from the relevant government authorities, including (i) approval from the State-owned Assets Supervision and Administration Commission of the State Council for the transfer of the State-owned shares received on 12th July 2004, (ii) approval from the Ministry of Commerce approving the transfer of interest in SI United received on 11th October 2004 and (iii) approval from the China Securities Regulatory Commission waiving the obligation of Shanghai Industrial YKB to make a general offer to the shareholders of SI United received on 6th December 2004 respectively. All the Conditions to the Acquisition Agreement have been fulfilled. SI United is a company listed on the A Shares Market of the Shanghai Stock Exchange and its stock code is 600607.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 6th December 2004

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Lu Da Yong, Mr. Ding Zhong De, Mr. Lu Shen, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis